Exhibit 99.1

Factors that May Influence Future Results and Accuracy of
Forward-Looking Statements

     The Company, in an effort to help keep its stockholders and the public informed about the Company's operations, may from time to time issue certain statements, either in writing or orally, that contain or may contain forward-looking information.
However, actual results may differ materially from the Company's expectations, statements or projections. Factors that could cause actual results to differ from the Company's expectations, statements or projections include the risks and uncertainties relating to the Company's business described below.

     Economic Conditions: The Company's business is affected by general economic conditions. There can be no assurance that an economic downturn will not result in a reduction in the volume of waste being disposed of at the Company's operations and/or the price that the Company can charge for its services.

     Weather Conditions: Protracted periods of inclement weather may adversely affect the Company's operations by interfering with collection and landfill operations, delaying the development of landfill capacity and/or reducing the volume of waste generated
by the Company's customers.   In addition, particularly harsh
weather conditions may result in the temporary suspension of certain of the Company's operations.

     Competition: The solid waste collection and disposal business is highly competitive and requires substantial amounts of capital. The Company competes with numerous waste management companies, a number of which have significantly larger operations and greater resources than the Company. The Company also competes with those counties and municipalities that maintain their own waste collection and disposal operations. The counties and municipalities may have financial advantages due to the availability of tax revenues and tax exempt financings. In addition, competitors may reduce the price of their services in an effort to expand market share or to win competitively bid municipal contracts.

     Ongoing Capital Requirements: To the extent that cash on hand, internally generated cash and cash available under the Company's existing revolving credit facility are not sufficient to provide the cash required for future operations, capital expenditures, acquisitions, debt repayment obligations and/or financial assurance obligations, the Company will require additional equity and/or debt financing in order to provide such cash. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. The Company intends to pay for future acquisitions using cash, capital stock, assumption of indebtedness and/or notes, although there can be no assurance that the owners of the businesses that the Company may wish to acquire will be willing to accept non-cash consideration in whole or in part.

     Dependence on Senior Management: The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company does not maintain "key man" life insurance with respect to members of senior management.

     Environmental and Land Use Matters: The Company is subject to extensive and evolving environmental and land use laws and regulations, which have become increasingly stringent as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways, including those set forth below. See "Business Environmental Regulations" for further information concerning the matters set forth below.

     In connection with most of its operations, the Company is required to obtain and/or maintain in effect various permits and other governmental approvals, including approvals relating to zoning, land use and environmental matters. In addition, the Company may be required to obtain similar permits and approvals in order to expand its existing operations. These permits and approvals are difficult, time consuming and costly to obtain and maintain in effect and are frequently subject to community opposition, opposition by various local elected officials or citizens and other uncertainties. In addition, once obtained, these permits and approvals may be subject to modification, renewal or revocation by the issuing agency. Moreover, from time to time, regulatory agencies may delay the review or grant of these required permits or approvals or may modify the procedures or increase the stringency of the standards applicable to its review or grant of such permits or approvals. There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business (including permits and approvals required to develop timely additional disposal capacity to replace capacity that is exhausted). The failure by the Company to obtain or maintain in effect a permit significant to its business could adversely affect the Company's business and financial condition.

     The Company's operations are subject to and substantially affected by extensive federal, state and local laws and regulations, which govern environmental, permitting, zoning, land
use, health, safety and other matters.   Compliance with these
laws and regulations require significant expenditures, and future changes in these laws and regulations may materially increase the amount of such required expenditures. In addition, such laws and regulations may impose restrictions on operations that could adversely affect the Company, such as limitations on the expansion of disposal facilities or limitations on, or the banning of, waste from out-of-state or locality or certain categories of wastes.

     There may be various adverse consequences to the Company in the event that the Company fails to comply with applicable laws, regulations or permits, in the event that a facility owned or operated by the Company causes environmental damage or in the event that waste transported by the Company causes environmental damage at another site. Under certain circumstance, the Company, as a successor owner, may also be responsible for any such failure by a predecessor owner and/or for damage caused by a predecessor owner. These adverse consequences may include substantial monetary penalties; the need to undertake investigatory or remedial activities; the need to curtail or terminate the operations involved or affected; the revocation or denial of permits or other approvals; the imposition of liability on the Company in respect of any environmental damage at its landfill sites or caused by its landfills or other facilities or environmental damage at other sites associated with waste transported by the Company; and criminal liability for the
Company or its employees.   Any of the foregoing could adversely
affect the Company's business and financial condition.

     Limits on Insurance Coverage: As described under "Business-Liability Insurance and Bonding," the Company's insurance for environmental liability is very limited because the Company believes that the cost for such insurance is high relative to the coverage it would provide. Due to the limited nature of the Company's insurance coverage for environmental liability, if the Company were to incur liability for environmental damage, its business and financial condition could be materially adversely affected.

     Alternatives to Landfill Disposal: Alternatives to landfill disposal, such as recycling and composting, are increasingly being used. In addition, in certain of the Company's markets incineration is an alternative to landfill disposal. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain type of wastes, such as yard wastes, at landfills. These developments may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services.

     Commodity Risk Upon Resale of Recyclables: A portion of the Company's revenues from waste reuse and reduction programs is derived from the sale of recyclable waste products. The resale prices of, and demand for, recyclable waste products can vary significantly and are subject to changing market conditions. Accordingly, the Company's revenues from such sales may materially vary from period to period.

     Capitalized Expenditures: In accordance with generally accepted accounting principles, the Company capitalizes certain expenditures and advances relating to its acquisitions, pending acquisitions and landfill development and expansion projects. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down, any pending acquisition that is not consummated, and any landfill development or expansion project that is not successfully completed. There can be no assurance that the Company in future periods will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect the Company's results of operations.

     Risks Associated with Acquisitions: In connection with any acquisition made by the Company, there may be liabilities that the Company fails or is unable to discover, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner, may be responsible.

     As the Company completes acquisitions in a region, it seeks to achieve synergies and efficiencies through the integration of newly acquired and existing operations in the region. There can be no assurance, however, that the Company will be successful in this regard or that such efforts may not in certain circumstances adversely affect its existing operations.

     Availability of Acquisition Targets: The Company's ongoing acquisition program is a key element of its strategy for expanding as an integrated provider of nonhazardous solid waste management services. Consequently, the future growth of the Company depends in large part upon the successful continuation of this program. The Company, however, in some cases may encounter substantial competition in its efforts to acquire landfills and collection operations and there can be no assurance that the Company will succeed in locating appropriate acquisition candidates that can be acquired at price levels that the Company considers appropriate.

     Financial Assurance Obligation: The Company is usually required to post a performance bond or a bank letter of credit or to provide other forms of financial assurance in connection with municipal residential collection contracts and the operation, closure and post-closure of landfills. If the Company were unable to obtain surety bonds or letter of credit in sufficient amounts or at reasonable rates, or to provide other required forms of financial assurance, it might be precluded from entering into additional municipal collection contracts or obtaining or retaining required landfill permits and approvals.